Exhibit 99-107

Energy Fuels Inc.

Condensed Interim Consolidated Financial Statements
(Unaudited)

Three and Nine Months Ended June 30, 2013

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	June 30, 2013	September 30, 2012
		(Revised, Note 4)
ASSETS

Current assets
Cash and cash equivalents	$7,861	$13,657
Marketable securities (Note 6)	219	1,627
Trade and other receivables (Note 7)	1,854	15,268
Inventories (Note 8)	30,323	28,180
Prepaid expenses and other assets	416	466
	40,673	59,198
Non-current
Inventories (Note 8)	-	2,688
Property, plant and equipment (Note 9)	127,494	119,524
Investment in Virginia Energy (Note 5)	3,433	-
Intangible assets	9,892	13,909
Restricted cash (Note 10)	26,237	28,525
	$207,729	$223,844

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$5,249	$15,347
Deferred revenue	1,150	1,150
Current portion of long-term liabilities
Decommissioning liability (Note 10)	95	43
Loans and borrowings	394	724
	6,888	17,264
Non-current
Long-term decommissioning liability (Note 10)	13,903	15,156
Long-term loans and borrowings	20,157	22,765
	40,948	55,185

Shareholders' equity
Capital stock (Note 11)	$188,785	$178,745
Contributed surplus	19,840	17,906
Share purchase warrants	4,882	6,002
Deficit	(46,519)	(33,041)
Accumulated other comprehensive loss	(207)	(953)
	166,781	168,659
	$207,729	$223,844

Additional footnote references
Commitments and contingencies (Note 13)
Subsequent events (Note 16)

Approved by the Board

(signed) Stephen P. Antony , Director

(signed) Larry Goldberg , Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
		(Revised, Note 4)		(Revised, Note 4)

REVENUES (Note 14)	$4,954	$-	$47,968	$-

COST OF SALES
Production cost of sales	3,783	-	37,725	-
Impairment of inventories (Note 8)	563	-	1,964	-
Depreciation, depletion and amortization (Note 14)	274	-	4,601	-
TOTAL COST OF SALES	(4,620)	-	(44,290)	-
GROSS PROFIT	334	-	3,678	-
Care and maintenance expenses	(1,612)	-	(3,666)	-
Selling, general and administrative expenses	(3,523)	(1,184)	(12,718)	(4,310)
Finance income (expense) (Note 14)	(832)	(18)	(577)	(221)
Gain on purchase of Denison US Mining Division (Note 4)	-	40,632	-	40,632
Impairment of plant, property and equipment	-	(11,964)	-	(11,964)
Other income (expense) (Note 14)	101	(2,286)	(187)	(1,960)
NET PROFIT (LOSS) BEFORE TAXES	(5,532)	25,180	(13,470)	22,177
Income tax expense	-	-	(8)	-
NET PROFIT (LOSS) FOR THE PERIOD	(5,532)	25,180	(13,478)	22,177
Unrealized loss on marketable securities	-	(1,138)	-	(1,483)
Share of other comprehensive loss of equity-accounted investees, net of tax (Note 5)	(23)	-	(23)	-
Change in foreign currency translation	362	18	746	269
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(5,193)	$24,060	$(12,755)	$20,963
	-	-
EARNINGS(LOSS) PER COMMON SHARE	-	-
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.01)	$0.12	$(0.02)	$0.13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Shareholders' Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended
	June 30,
	2013	2012
		(Revised, Note 4)
Capital stock (Note 11)
Balance, beginning of period	$178,745	$60,052
Shares issued for Titan Uranium, Inc. asset purchase	-	32,499
Shares issued for Titan Uranium, Inc. advisory fees	-	431
Treasury shares	-	(371)
Shares issued for Denison US Mining merger (Note 4)	-	79,322
Shares issued for Denison US Mining advisory fees (Note 4)	-	981
Shares and Warrants issued for Private Placement	5,684	6,549
Shares issued for acquisition of joint venture interests (Note 3)	682	-
Shares issued for Investment in Virginia Energy (Note 5)	3,906	-
Shares issued for Virginia Energy advisory fees (Note 5)	39	-
Shares issued for consulting fees	132	-
Share issuance costs	(403)	(875)
Stock options exercised (Note 12)	-	5
Balance, end of period	188,785	178,593

Contributed surplus
Balance, beginning of period	17,906	13,809
Share purchase warrants expired	1,899	-
Share-based compensation	35	1,448
Stock options exercised (Note 12)	-	(2)
Balance, end of period	19,840	15,255

Share purchase warrants
Balance, beginning of period	6,002	4,159
Warrants issued in exchange for Titan warrants	-	541
Share purchase warrants expired	(1,899)	-
Warrants issued for private placement	837	1,464
Share issuance costs - private placement	(58)	-
Balance, end of period	4,882	6,164

Deficit
Balance, beginning of period	(33,041)	(34,575)
Net income (loss) for the period	(13,478)	22,177
Balance, end of period	(46,519)	(12,398)

Accumulated other comprehensive loss
Balance, beginning of period	(953)	(1,251)
Unrealized loss on marketable securities	-	(1,483)
Foreign currency translation reserve	746	269
Balance, end of period	(207)	(2,465)

Total shareholders' equity	$166,781	$185,149

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

OPERATING ACTIVITIES
Net loss for the period	$(5,532)	$25,180	$(13,478)	$22,177
Items not involving cash:		-
Depletion, depreciation and amortization	914	12	9,487	45
Stock-based compensation	30	-	35	1,249
Finance income (expense)	832	(134)	577	69
Unrealized foreign currency translation	(334)	458	112	175
Gain on purchase of Denison US Mining Division (Note 4)	-	(40,632)	-	(40,632)
Shares issued for Denison US Mining advisory fees (Note 4)	-	981	-	981
Impairment of plant, property and equipment	-	11,964	-	11,964
Impairment of inventories (Note 8)	563	-	1,964	-
Other (income) expense	(101)	-	187	(324)
Change in non-cash working capital	(6,854)	1,178	2,639	(68)
Interest received	131	3	457	10
	(10,351)	(990)	1,980	(4,354)

INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(792)	(107)	(3,162)	(527)
Expenditures on exploration and evaluation	(2,291)	(31)	(11,342)	(1,092)
Acquisition of Titan Uranium, net of cash acquired	-	-	-	(486)
Acquisition of joint venture interests, net of cash acquired	-	-	(758)	-
Expenditures for Investment in Virginia Energy	-	-	(269)	-
Cash acquired in the acquisition of Denison Mines US Division	-	552	-	552
Proceeds from sale of property, plant and equipment	1,090	-	1,090	324
Proceeds from sale of marketable securities	33	-	849	-
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest	2,136	-	1,959	(12)
	176	414	(11,633)	(1,241)

FINANCING ACTIVITIES
Issuance of common shares and warrants, net of share issuance costs	6,205	7,137	6,205	7,137
Stock option exercises	-	3	-	3
Repayment of borrowings	(33)	(5)	(370)	(132)
Interest paid on convertible debentures	(882)	-	(1,706)	-
	5,290	7,135	4,129	7,008
	-	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(4,885)	6,559	(5,524)	1,413
Effect of exchange rate fluctuations on cash held	(265)	(167)	(272)	159
Cash and cash equivalents - beginning of period	13,011	2,135	13,657	6,955
CASH AND CASH EQUIVALENTS - END OF PERIOD	$7,861	$8,527	$7,861	$8,527

Non-cash investing and financing transactions:

Issuance of shares for acquisition of joint venture interests (Note 3)	$-	$-	$682	$-
Issuance of shares for investment in Virginia Energy (Note 5)	-	-	3,945	-
Issuance of secured notes for acquisition of mineral properties	-	32,551	-	33,470
Issuance of shares and warrants for acquisition of Denison US Mining Division (Note 4)	-	80,303	-	80,303
Issuance of secured notes for acquisition of mineral properties	-	1,161	-	1,161

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

1.	REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. was incorporated under the laws of the Province of Alberta and continued into the Province of Ontario. Energy Fuels Inc. registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including the acquisition, exploration and development of uranium and vanadium bearing mineral properties, and the extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials.”

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended September 30, 2012.

The accounting policies and methods of application applied by the Company in these condensed interim consolidated financial statements are the same as those applied to the consolidated financial statements as at and for the year ended September 30, 2012, except the policies and methods as disclosed below which were adopted by the Company upon its investment in Virginia Energy Resources Inc. (“Virginia Energy”) (see Note 5):

Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Investments in associates are accounted for using the equity method and are recognized initially at cost. The cost of an associate is measured at the fair value of the assets given up, shares issued or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition.

The consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until significant influence ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written down to its recoverable amount in the period in which impairment is identified.

Unrealized gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in its associates.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

3.	ACQUISITION OF JOINT VENTURE INTERESTS

On September 21, 2012, the Company executed a Purchase Agreement whereby the Company agreed to purchase from Aldershot Resources Ltd. (“Aldershot”) its membership interest in the Colorado Plateau Partners LLC (“CPP”) and Arizona Strip Partners LLC (“ASP”), each a 50/50 joint venture between Energy Fuels Resources Corp. (“EFRC”) and Aldershot.

The acquisition was completed on October 1, 2012. Pursuant to the Purchase Agreement, Aldershot received $750 in cash, cancellation of debt owed by Aldershot to EFRC of $557 including a note receivable of $509 and 3,527,570 shares of EFI common stock valued at Cdn$0.19 per share. The total purchase price was $2,042 including $53 of transaction costs. The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition.

The aggregate fair values of assets acquired and liabilities assumed were as follows on the acquisition date:

Cash	$750
3,527,570 common shares of EFI	682
Cancellation of debt	557
Transaction costs incurred	53
Purchase consideration	$2,042

The purchase price was allocated as follows:
Cash and cash equivalents	$45
Property, plant and equipment (1)	1,997
Restricted cash	54
Decommissioning liability	(54)
$2,042

(1) The properties included as part of property, plant and equipment are the Calliham Lease, the Crain Lease, four Utah State Leases, and 94 unpatented mining claims, all of which are located in Utah. As a result of the acquisition, the Company now owns 100% of the Sage Plain Project.

4.	ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD

On May 23, 2012, the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (the “Arrangement”) whereby EFI would acquire from Denison (the “Acquisition”) (i) all of the issued and outstanding shares of Denison Mines Holdings Corp. (“DMHC”) (ii) all of the issued and outstanding shares of White Canyon Uranium Ltd. (“White Canyon”), and (iii) all indebtedness of DMHC, White Canyon and their direct and indirect subsidiaries (collectively, the “Denison US Mining Division”) owing to Denison and any affiliates of Denison (other than members of the Denison US Mining Division). The Terms of the Arrangement required EFI to distribute 425,440,872 common shares to Denison shareholders on a pro-rata basis such that Denison shareholders would receive approximately 1.106 common shares of EFI for each common share of Denison owned.

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement was approved by the Toronto Stock Exchange on June 7, 2012 and was approved by the Ontario Superior Court of Justice on June 27, 2012. The Acquisition was completed on June 29, 2012.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

4.	ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD (continued)

The transaction was accounted for as a business combination with the Company identified as the acquirer, owing to the fact that post-transaction, Energy Fuels controls the board of directors with eight of the ten board seats, has a majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. In accordance with IFRS, the accounting for this acquisition was initially done on a preliminary basis and was finalized in June 2013. Subsequent to the preliminary accounting for the acquisition, the Company made certain adjustments to the allocation of the purchase price, taking into account new and relevant information available including a valuation report from a third-party consultant received before the end of the measurement period in June 2013. The adjustments made subsequent to the preliminary purchase allocation include an adjustment to decrease the acquisition date estimated fair value of plant, property and equipment by $16,109 and an adjustment to decrease decommissioning liabilities by $526. The adjustments recorded resulted in a decrease in gain on bargain purchase of $15,583 from the preliminary purchase allocation and the balance sheet has been revised accordingly.

A summary of the final allocation of the fair values of assets acquired and liabilities assumed together with the adjustments made to the preliminary purchase price allocation as disclosed in the Company’s consolidated financial statements for the year ended September 30, 2012 is as follows:

	Preliminary	Adjustments	Revised
Purchase price
Issuance of 425,440,872 common shares of EFI	$79,322	$-	$79,322

Fair value of assets and liabilities acquired
Cash and cash equivalents	$552	$-	$552
Trade and other receivables	241	-	241
Inventories	31,530	-	31,530
Prepaid expenses and other assets	303	-	303
Property, plant and equipment	84,941	(16,109)	68,832
Intangible assets	15,851	-	15,851
Restricted cash (1)	24,965	-	24,965
Accounts payable and accrued liabilities	(7,802)	-	(7,802)
Deferred revenue	(1,150)	-	(1,150)
Decommissioning liabilities	(13,895)	526	(13,369)
	135,536		119,953
Gain on bargain purchase (2)	(56,214)	15,583	(40,631)
	$79,322	$-	$79,322

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of the White Mesa mill, and plant, property and equipment.

(2)

The Acquisition of DMHC and White Canyon resulted in a gain on bargain purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired over the fair value of the issuance of 425,440,872 EFI common shares at Cdn$0.19, for a total purchase price of $79,322.

Under IFRS 3, the fair value consideration was based on the Cdn$0.19 common share price of the EFI common shares issued on June 29, 2012 (the date of Acquisition) and not the Cdn$0.26 common share price of the EFI common shares on May 23, 2012 the date when the Arrangement with Denison was announced. The decline in share price of EFI common shares in the intervening period without any adjustment to the number of common shares issued contributed to the bargain purchase gain.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

4.	ACQUISITION OF DENISON MINES HOLDINGS CORP. AND WHITE CANYON URANIUM LTD (continued)

As a result of the measurement period adjustments, the comparative information presented in the consolidated financial statement for the year ended September 30, 2012 is revised as follows:

	As at
	September 30, 2012
	As originally stated	Revised

INVENTORIES	$33,273	$30,868
PROPERTY, PLANT AND EQUIPMENT	$133,085	$119,524
DECOMMISSIONING LIABILITY	$(15,724)	$(15,199)
DEFICIT	$17,602	$33,041

	As at
	September 30, 2012
	As stated orginially	Revised
PRODUCTION COST OF SALES	$(21,855)	$(21,711)
GAIN ON BARGAIN PURCHASE	$56,215	$40,632
NET INCOME FOR THE PERIOD	$16,973	$1,534
COMPREHENSIVE INCOME FOR THE PERIOD	$17,271	$1,831

As a result on the measurement period adjustments, the comparative information presented in the condensed interim consolidated financial statement for the three and nine months ended June 30, 2013 is revised as follows:

	Three Months Ended		Nine Months Ended
	June 30, 2012		June 30, 2012
	As stated originally	Revised	As stated originally	Revised

BARGAIN PURCHASE GAIN	$51,333	$40,632	$51,333	$40,632
NET INCOME FOR THE PERIOD	$35,882	$25,180	$32,878	$22,176
COMPREHENSIVE INCOME FOR THE PERIOD	$34,760	$24,058	$31,663	$20,961

Pro forma information

Unaudited pro forma results of operations have been prepared as if the Denison US Mining division acquisition had occurred at October 1, 2011. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information.

For the year ended September 30, 2012, pro forma consolidated revenue and net income would have been $94,294 and $2,961, respectively. The pro forma net income included a total of $2,535 of acquisition costs incurred in connection with the acquisition.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

5.	INVESTMENT IN VIRGINIA ENERGY RESOURCES INC.

On January 28, 2013, pursuant to a private placement, the Company acquired 9,439,857 common shares of Virginia Energy Resources Inc.at a price of Cdn$0.42 per common share. The 9,439,857 common shares acquired by the Company represented 16.5% of Virginia Energy’s common shares outstanding. Consideration paid by the Company for this investment consisted of Cdn$250($248) in cash and 21,851,411 common shares of the Company issued on a private placement basis for an aggregated consideration of $4,156. The Company issued 270,270 common shares on a private placement basis in partial satisfaction of financial advisory services provided in connection with its investment in Virginia Energy.

Virginia Energy is listed on the Toronto Venture Exchange and owns 100% of the advanced-stage Coles Hill Project located in south central Virginia, USA.

Pursuant to the subscription agreement with Virginia Energy, for so long as the Energy Fuels owns at least 9.9% of the outstanding shares of Virginia Energy, the Company has the right to participate in equity financings by Virginia Energy in order to maintain its percentage ownership. In addition, the Company has the right to nominate one director for election or appointment to the Board of Directors of Virginia Energy as long as it holds at least 5% of the issued and outstanding common shares, increasing to 9.9% after 2 years. Management has assessed that the provisions of the subscription arrangement, which allowed it to appoint a director to the Board of Virginia Energy represents significant influence over Virginia Energy, as the Company has the power to participate in the operating and financial decisions of Virginia Energy. Accordingly, the Company has accounted for its investment in Virginia Energy using equity accounting.

Summary financial information for Virginia Energy is as follows:

March 31,
2013
Current assets	$3,742
Non-current assets	27,597
Total assets	31,339
Current liabilities	694
Non-current liabilities	3,980
Total liabilities	4,674
Equity	26,665
Net loss for the three months ended March 31, 2013	(5,138)

Virginia Energy generally releases its financial statements after Energy Fuels releases its financial statements. Accordingly, the Company will record its share of Virginia Energy’s comprehensive income or loss using information available from the previous quarter. The Company has recorded a loss of $584 other income (expense) and $23 in other comprehensive income for its share of comprehensive income or loss of Virginia Energy for the three months ended March 31, 2013. The Company also recorded a comprehensive loss of $237 due to translation of the functional currency of the investment.

At June 30, 2013, the fair value of the Company’s investment in Virginia Energy was $2,065.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

6.	MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale, are stated at their fair values, and consist of the following:

	June 30,	September 30,
	2013	2012
	$	$
Mega Uranium Ltd.
2,877,000 common shares (September 30, 2012 - 10,000,000)	219	1,627
	219	1,627

The Company has classified its investment in Mega Uranium Ltd. (“Mega”) as an available-for-sale investment. During the three and nine month period ended June 30, 2013, the Company sold 590,000 and 7,123,000 shares of Mega for gross proceeds of Cdn$64 ($61) and Cdn$893 ($850), and recorded a loss of $188 and $473 respectively in profit and loss.

7.	TRADE AND OTHER RECEIVABLES

	June 30,	September 30,
	2013	2012
	$	$
Trade receivables - mineral concentrate sales	934	12,807
Other receivables	903	1,906
Notes receivable (1)	17	555
	1,854	15,268

(1)

The September 30, 2012 amount of $557 included a $509 promissory note receivable from Aldershot, which held a 50% interest in the CPP joint venture with EFRC until the promissory note was canceled on October 1, 2012 as a result of EFRC’s acquisition of Aldershot’s 50% joint venture interest in CPP (Note 3).

8.	INVENTORIES

	June 30,	September 30,
	2013	2012
	$	$
Concentrates and work-in-progress (1)	24,151	11,376
Inventory of ore and alternative feed in stockpiles	2,079	15,290
Raw materials and consumables	4,093	4,204
	30,323	30,870
Inventories - by duration
Current	30,323	28,180
Long-term - ore in stockpiles	-	2,688
	30,323	30,868

(1)	During the period ended June 30, 2013, the Company recorded an impairment loss of $1,964 on inventories in profit and loss.

The current portion of inventory of ore in stockpiles represents ore that is currently expected to be processed within the next twelve months of planned mill production.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

		Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at September 30, 2012	$80,618	$2,288	$-	$63,990	$146,896
Acquisition of joint venture interests (Note 3)	-	-	-	1,997	1,997
Additions	2,542	1,024	-	10,881	14,447
Disposals for the period	(1,502)	-	-	-	(1,502)
Reclassification to care and maintenance (1)	-	(3,150)	3,150	-	-
Revision of decommissioning liability	(1,955)	29	93	334	(1,499)
Balance at June 30, 2013	$79,703	$191	$3,243	$77,202	$160,339
Depreciation, depletion, disposals and impairment
Balance at September 30, 2012	$15,341	$37	$-	$11,994	27,372
Depreciation for the period	6,371	-	-	-	6,371
Depletion for the period	-	279	-	-	279
Disposals for the period	(1,177)	-	-	-	(1,177)
Reclassification to care and maintenance (1)	-	(232)	232	-	-
Balance at June 30, 2013	$20,535	$84	$232	$11,994	$32,845

Carrying amounts
At September 30, 2012	$65,277	$2,251	$-	$51,996	$119,524
At June 30, 2013	$59,168	$107	$3,011	$65,208	$127,494

(1)

The Beaver, Pandora, and Daneros mines were placed on care and maintenance in the period ended June 30, 2013 as a result of current market conditions. Costs associated with the care and maintenance for mines are expensed in the period in which they are incurred and depletion is no longer recorded. For the three and nine month periods ended June 30, 2013, the costs expensed in profit and loss were $1,612 and $3,666 respectively.

Pre-development and non-operating properties

The Company enters into exploration agreements from time to time whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the carrying value of pre-development non-operating property expenses shown by area of interest:

	June 30,	September 30,
	2013	2012
	$	$
Colorado Plateau	13,129	11,009
Henry Mountains	5,006	3,567
Daneros	7	1
Arizona Strip	10,694	2,737
Sheep Mountain	36,038	34,682
Total	64,874	51,996

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

10.	DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	June 30,	September 30,
	2013	2012
	$	$
Reclamation obligations, beginning of period	15,199	466
Revision of estimate	(1,499)	(45)
Liability from acquisition of Titan Uranium, Inc.	-	1,301
Liability from acquisition of Denison US Mining Division (Note 4)	-	13,369
Liability from acquisition of joint venture interests (Note 3)	54	-
Accretion	244	108
Reclamation obligations, end of period	13,998	15,199
Site restoration liability by location:
Exploration drill holes	95	43
White Mesa Mill	8,185	9,944
Colorado Plateau	1,903	1,679
Henry Mountains	569	417
Daneros	87	74
Arizona Strip	1,891	1,712
Sheep Mountain	1,268	1,330
	13,998	15,199
Site restoration liability:
Current	95	43
Non-current	13,903	15,156
	13,998	15,199

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.15% to 3.52% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at June 30, 2013 is $26,699 (September 30, 2012 - $26,647). Reclamation costs are expected to be incurred between 2013 and 2040.

Restricted cash, which is held by or for the benefit of regulatory agencies to settle these future obligations, are comprised of the following:

	June 30,	September 30,
	2013	2012
	$	$
Restricted cash, beginning of year	28,525	2,563
Restricted cash from acquisition of Titan (Note 4)	-	2,007
Restricted cash from acquisition of Denison US Mining Division (Note 5)	-	24,965
Restricted cash from acquisition of Joint Venture interests (Note 4)	54	-
Additions (returns) for the year	(2,342)	(1,010)
Restricted cash, end of period	26,237	28,525

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

10.	DECOMMISSIONING LIABILITIES AND RESTRICTED CASH (continued)

Mill and mine reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the period ended June 30, 2013, the Company had a net return of $2,342 from its collateral account (September 30, 2012 – ($1,010).

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	June 30, 2013		September 30, 2012
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	678,606,040	178,745	123,999,665	60,052
Shares issued for acquisition of joint venture interests	3,527,570	682	-	-
Shares issued for Titan Uranium, Inc. asset purchase (a)	-	-	89,063,997	32,498
Shares issued for Titan Uranium, Inc. advisory fees (b)	-	-	1,256,489	431
Shares issued for Denison US Mining merger	-	-	425,440,872	79,322
Shares issued for Denison US Mining advisory fees	-	-	4,373,917	981
Shares and warrants issued for private placement (c)	-	-	35,500,500	6,549
Shares issued for Virginia Energy shares	21,851,411	3,906	-	-
Shares issued for Virginia Energy advisory fees	270,270	39	-	-
Share issuance costs - private placement	-	(403)	-	(722)
Stock options exercised	-	-	16,667	5
Treasury shares (d)	-	-	(1,046,067)	(371)
Shares and warrants issued for private placement (e)	47,380,791	5,684	-	-
Shares issued for consulting fees	850,000	132	-	-
Balance, end of period	752,486,082	188,785	678,606,040	178,745

a.	On February 29, 2012, the Company completed the acquisition of Titan Uranium, Inc. in exchange of 89,063,997 EFI’s common shares at Cdn$0.36 per share aggregating to $32,498.

b.

Pursuant to the acquisition of Titan Uranium, Inc., the Company issued 1,256,489 EFI common shares valued at $431 in satisfaction of the advisory fee. The value of the EFI shares issued was calculated using the share price of the Company’s shares on the date the acquisition closed.

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

c.

On June 21, 2012, the Company completed an equity private placement of 35,500,500 non-transferable subscription receipts at a price of Cdn$0.23 per subscription receipt for gross total proceeds of Cdn$8,165 ($8,012) . Each subscription receipt was exchangeable into one unit of the Company upon completion of the Acquisition of the Denison US Mining Division. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$0. 27 until June 22, 2015. The fair value of the 17,750,250 full warrants that were issued on the completion of the private placement totaled Cdn$1,491( $1,464) and this value was recorded in contributed surplus which is a separate component of shareholders’ equity.

d.

As a result of the Company’s acquisition of Titan Uranium, Inc., the Company acquired ownership of 1,046,067 shares of EFI common stock. Such shares are treated as treasury shares at June 30, 2013 and are shown as a reduction of equity.

e.

On June 13, 2013, the Company completed an equity private placement of 47,380,791 non-transferable subscription receipts at a price of Cdn$0. 14 ($0.135) per subscription receipt for gross total proceeds of Cdn$6,663 ($6,522). Each subscription receipt was exchangeable into one unit of the Company. Each unit consisted of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn$0.19 until June 15, 2015. Also included in the consideration are compensation warrants where each whole warrant entitles the holder to purchase one common share at a price of Cdn$0.18 until June 15, 2015. The fair value of the 23,690,395 full warrants and the 2,529,691 compensation warrants that were issued on the completion of the private placement totaled Cdn$852 ($837) and this value was recorded in contributed surplus which is a separate component of shareholders’ equity.

12.	SHARE-BASED PAYMENTS

Stock options

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the nine months ended June 30, 2013, the Company granted 350,000 stock options(June 30, 2012 – 6,656,000) to its employees, directors and consultants, recording stock-based compensation expense of $35 (June 30, 2012 – $1,243, net of $199).

The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

Risk-free rate	1.24% - 1.341%
Expected life	3.0 – 5.0 years
Expected volatility	88% - 95%
Expected dividend yield	0.0%

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

12.	SHARE -BASED PAYMENTS (continued)

The fair value of stock options granted during the period ended June 30, 2013 and September 30, 2012 is as follows:

	Nine Months Ended	Year Ended
	June 30, 2013	September 30, 2012
	$	$
5,840,000 options granted at C$0.31 on 03/07/12	-	1,308
136,000 options granted at C$0.39 on 03/07/12	-	23
680,000 options granted at C$0.86 on 03/07/12	-	111
3,240,000 options granted at C$0.23 on 08/13/12	-	401
13,925,000 options granted at C$0.23 on 08/27/12	-	2,066
1,225,000 options granted at C$0.23 on 09/01/12	-	170
100,000 options granted at C$0.23 on 09/17/12	-	14
50,000 options granted at C$0.18 on 01/25/13	5	0
300,000 options granted at C$0.14 on 05/09/13	30	-
Value of stock options granted	35	4,093

The summary of the Company’s stock options at June 30, 2013 and September 30, 2012, and the changes for the fiscal periods ending on those dates is presented below:

	Nine Months Ended			Year Ended
	June 30, 2013			September 30, 2012

		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price		Prices	Exercise Price	Number of
	Cdn$	Cdn$	Number of Options	Cdn$	Cdn$	Options
Balance, beginning of period	0.16 - 2.25	0.33	31,037,800	0.16 - 2.25	0.59	6,620,300
Transactions during the period:
Granted	0.14 - 0.18	0.15	350,000	0.23 - 0.86	0.27	25,146,000
Exercised	0.00	0.00	-	0.20	0.20	(16,667)
Forfeited	0.23 - 0.51	0.32	(2,817,000)	0.20 - 2.25	0.39	(643,333)
Expired	0.45 - 2.25	1.52	(1,181,800)	0.45	0.45	(68,500)
Balance, end of period	0.16 - 0.86	0.33	27,389,000	0.16 - 2.25	0.33	31,037,800

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

12.	SHARE -BASED PAYMENTS (continued)

The following table reflects the actual stock options issued and outstanding as of June 30, 2013:

		Remaining	Number of		Number of
	Exercise Price	Contractual	Options	Number of	Options
Expiry Date	Cdn$	Life (Years)	Outstanding	Options Vested	Unvested
Feb-2014	0.35	0.60	600,000	600,000	-
Jul-2014	0.35	1.05	550,000	550,000	-
Oct-2014	0.35	1.31	150,000	150,000	-
Jun-2015	0.16	1.98	12,500	12,500	-
Jul-2015	0.20	2.04	795,000	795,000	-
Jul-2015	0.17	2.06	12,500	12,500	-
Aug-2015	0.30	2.10	900,000	900,000	-
Oct-2015	0.62	2.30	75,000	75,000	-
Nov-2015	0.71	2.36	50,000	50,000	-
Apr-2016	0.51	2.79	1,660,000	1,660,000	-
Jan-2016	0.18	2.57	50,000	50,000
Mar-2015	0.39	1.68	136,000	136,000	-
Mar-2016	0.86	2.69	340,000	340,000	-
Mar-2017	0.31	3.69	5,295,000	5,295,000	-
Aug-2017	0.23	4.12	2,313,000	2,313,000	-
Aug-2017	0.23	4.16	12,825,000	12,825,000	-
Sep-2017	0.23	4.18	1,225,000	1,225,000	-
Sep-2017	0.23	4.22	100,000	100,000	-
May-2018	0.14	4.86	300,000	300,000	-
		3.65	27,389,000	27,389,000	-

13.	COMMITMENTS AND CONTINGENCIES

General legal matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

14.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Uranium concentrates	$2,937	$-	$41,353	$-
Vanadium concentrates	1,953	-	6,405	-
Alternate feed materials processing and other	64	-	210	-
Revenues	$4,954	$-	$47,968	$-

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

14.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of selling, general and administrative expenses are as follows:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Intangible contract amortization	$304	$-	$4,017	$-
Selling	445	-	1,150	-
General and administrative	2,774	1,184	7,551	4,310
Selling, general and administrative expenses	$3,523	$1,184	$12,718	$4,310

The components of finance income (expense) are as follows:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Accretion expense	$(80)	$-	$(244)	$-
Change in value of marketable securities	(188)	-	(473)	-
Foreign exchange	8	19	206	(152)
Change in value of convertible debentures	(227)	-	928	-
Interest expense	(476)	(40)	(1,451)	(79)
Interest income	131	3	457	10
Finance income (expense)	$(832)	$(18)	$(577)	$(221)

A summary of depreciation, depletion and amortization expense recognized in the consolidated statement of comprehensive loss is as follows:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Recognized in production cost of sales	$274	$-	$4,601	$-
Recognized in other operating expenses	220	-	503	-
Recognized in selling, general and administrative	420	12	4,383	45
Depreciation, depletion and amortization	$914	$12	$9,487	$45

A summary of other income (expense) recognized in the consolidated statement of comprehensive loss is as follows:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
Transaction costs	-	(2,341)	$-	$(2,341)
Share of equity-accounted investees, net of tax	(584)	-	(584)	-
Other	685	55	397	381
Other Income (expense)	$101	$(2,286)	$(187)	$(1,960)

ENERGY FUELS INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

15.	AQUISITITION OF STRATHMORE MINERALS CORP

On June 11, 2013 the Company and Strathmore Minerals Corp. (“Strathmore”) entered into a definitive arrangement agreement (“Arrangement Agreement”) whereby it is proposed that EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Strathmore. Upon closing of the Acquisition, Strathmore shareholders will receive 1.47 common shares of EFI for each whole common share of Strathmore and will own approximately 19.8% of the issued and outstanding common shares of EFI.

The shareholders of the Company voted to approve the Arrangement at its Special Meeting held on August 13, 2013. The shareholders of Strathmore will be asked to approve the Arrangement at a special meeting to be held on August 20, 2013.

The obligations of the Company and Strathmore to complete the Arrangement Agreement are subject to satisfactory completion of the following conditions:

  Approval of the Acquisition by Strathmore shareholders;
  Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange;
  Court approval of the plan of arrangement.

The Arrangement Agreement contains customary deal protection mechanisms including a mutual break fee payable in certain events, as well as a non-solicitation provision and the right to match a superior proposal in favor of the Company.

The Acquisition will be accounted for as a purchase of assets and the assumption of liabilities by the Company. This transaction is not considered a business combination under IFRS 3 due to the stage of Strathmore’s mineral property projects.

16.	SUBSEQUENT EVENTS

Issuance of shares

On July 31, 2013 the Company issued 1,570,347 shares for a property acquisition and 200,000 shares to a consultant.

Issuance of stock options

On July 15, 2013 the Company granted 11,507,500 stock options to its employees, directors and consultants at prices ranging from Cdn$0.175 ($0.17) to Cdn$0.86 ($0.82) . These options carry terms ranging from approximately two to five years and are fully vested.